                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

      X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   ------         SECURITIES EXCHANGE ACT OF 1934.
                  For the fiscal year ended December 31, 1996.

                                       OR

   ------ TRANSITION REPORT PURSUANT TO SECTION 15d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                  For the transition period from ____ to ____.

Commission file number:

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           NATIONAL AUTO CREDIT, INC.
                   401 (K) SAVINGS AND RETIREMENT PLAN & TRUST

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           NATIONAL AUTO CREDIT, INC.
                                30000 AURORA ROAD
                                SOLON, OHIO 44139

                              REQUIRED INFORMATION

Listed below are all of the exhibits and financial statements filed as part of the annual report:

a.    Financial Statements:

            Independent Auditors' Report

            Statements of Net Assets Available for Benefits as of December 31, 1996 and 1995

            Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996

            Notes to Financial Statements

b.    Supplemental Schedules:

            Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996

            Items 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1996

c.    Exhibit - Independent Auditors' Consent

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                               NATIONAL AUTO CREDIT, INC.
                               401(K) SAVINGS AND RETIREMENT PLAN & TRUST

Date:  June 27, 1997           BY:      /s/ Davida S. Howard
                                        --------------------
                                        Davida S. Howard

                               Title:   Vice President - Finance and Controller

NATIONAL AUTO CREDIT, INC.
401(K) SAVINGS AND RETIREMENT
PLAN & TRUST

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1996 AND 1995
AND FOR THE YEAR ENDED
DECEMBER 31, 1996,
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 1996
AND INDEPENDENT AUDITORS' REPORT

NATIONAL AUTO CREDIT, INC.
401(K) SAVINGS AND RETIREMENT PLAN & TRUST

TABLE OF CONTENTS

-------------------------------------------------------------------------------


                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1996 AND DECEMBER 31, 1995
AND FOR THE YEAR ENDED DECEMBER 31, 1996:

   Statements of Net Assets Available for Benefits                         2-3

   Statement of Changes in Net Assets Available for Benefits                 4

   Notes to Financial Statements                                           5-7

SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 1996

   Item 27a - Schedule of Assets Held for Investment Purposes                8

   Item 27d - Schedule of Reportable Transactions                            9

                          [DELOITTE & TOUCHE LLP LOGO]


                          Suite 2500                   Telephone: (216) 589-1300
                          127 Public Square            Facsimile: (216) 589-1369
                          Cleveland, Ohio 44114-1301


INDEPENDENT AUDITORS' REPORT

National Auto Credit, Inc.
401(k) Savings and Retirement Plan & Trust

We have audited the accompanying statements of net assets available for benefits of National Auto Credit, Inc. 401(k) Savings and Retirement Plan & Trust as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental information by fund is presented for the purpose of additional analysis rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plan's management. The supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Cleveland, Ohio
May 30, 1997


----------------
DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL
----------------

NATIONAL AUTO CREDIT, INC.
401(K) SAVINGS AND RETIREMENT PLAN & TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------

                                                         SUPPLEMENTAL INFORMATION BY FUND
                                    -----------------------------------------------------------------------------------------
                                     GUARANTEED                                  FIDELITY ADVISOR
                                     INVESTMENT CORPORATION    STOCK                GROWTH          PARTICIPANT
                                      CONTRACT      STOCK      INDEX    BALANCED  OPPORTUNITIES        LOAN
                                       FUND         FUND       FUND       FUND        FUND             FUND             TOTAL

ASSETS:
  Investments, at fair value:
    Interest in collective trust     $1,439,580                                                                    $1,439,580
    National Auto Credit, Inc.
      common stock (cost $145,706)                $150,852                                                            150,852
    Mutual funds                                             $402,072   $271,797   $761,091                         1,434,960
    Money market funds                               4,748                                                              4,748
    Loans to participants                                                                            $32,503           32,503
                                      ---------    -------    -------    -------    -------           ------        ---------
          Total investments           1,439,580    155,600    402,072    271,797    761,091           32,503        3,062,643

  Other assets                                6         21          3          2          4                                36
                                      ---------    -------   --------    -------    -------           ------        ---------
NET ASSETS AVAILABLE FOR BENEFITS    $1,439,586   $155,621   $402,075   $271,799   $761,095          $32,503       $3,062,679
                                      =========    =======    =======    =======    =======           ======        =========

See the accompanying notes to financial statements.

NATIONAL AUTO CREDIT, INC.
401(K) SAVINGS AND RETIREMENT PLAN & TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
--------------------------------------------------------------------------------------------------------------------------------

                                                                             SUPPLEMENTAL INFORMATION BY FUND
                                    --------------------------------------------------------------------------------------------
                                     GUARANTEED                                             FIDELITY ADVISOR
                                     INVESTMENT     CORPORATION       STOCK                       GROWTH     PARTICIPANT
                                      CONTRACT         STOCK          INDEX        BALANCED    OPPORTUNITIES     LOAN
                                        FUND            FUND           FUND          FUND          FUND          FUND      TOTAL

ASSETS:
  Investments, at fair value:
    Interest in collective trust     $1,487,198                                                                        $1,487,198
    National Auto Credit, Inc.
     common stock (cost $120,356)                     $146,932                                                            146,932
    Mutual funds                                                     $293,934       $254,557     $856,879               1,405,370
    Money market funds                    4,548          1,094          1,429            869        4,366                  12,306
    Loans to participants                                                                                     $25,495      25,495
                                      ---------        -------        -------        -------      -------      ------   ---------
          Total investments           1,491,746        148,026        295,363        255,426      861,245      25,495   3,077,301

  Other assets                               18             13                             2       10,962          85      11,080
                                      ---------        -------        -------        -------      -------      ------   ---------
TOTAL ASSETS                          1,491,764        148,039        295,363        255,428      872,207      25,580   3,088,381

LIABILITIES - Other liabilities            (428)          (557)        (2,197)        (1,186)     (18,037)                (22,405)
                                      ---------        -------        -------        -------      -------      ------   ---------
NET ASSETS AVAILABLE FOR BENEFITS    $1,491,336       $147,482       $293,166       $254,242     $854,170     $25,580  $3,065,976
                                      =========        =======        =======        =======      =======      ======   =========

See the accompanying notes to financial statements.

NATIONAL AUTO CREDIT, INC.
401(K) SAVINGS AND RETIREMENT PLAN & TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                      -----------------------------------------------------------------------------
                                                       GUARANTEED                           FIDELITY ADVISOR
                                                       INVESTMENT CORPORATION STOCK              GROWTH     PARTICIPANT
                                                        CONTRACT     STOCK    INDEX  BALANCED OPPORTUNITIES    LOAN
                                                          FUND       FUND      FUND    FUND       FUND         FUND      TOTAL
ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments .    $ 86,018            $ 63,520  $ 28,068  $116,627                $ 294,233
    Interest and dividends ........................       1,202               6,874     7,344    10,319     $ 2,701       28,440
                                                      ---------             -------    ------   -------       -----   ----------
                                                         87,220              70,394    35,412   126,946       2,701      322,673
                                                      ---------             -------    ------   -------       -----   ----------
  Contributions:
    Employee ......................................      25,125   $11,968    39,599    16,632    89,664                  182,988
    Employer ......................................       8,998     4,389    13,268     6,289    29,116                   62,060
    Employee rollovers ............................       1,675              21,339     1,790    22,507                   47,311
                                                      ---------   -------   -------    ------   -------       -----   ----------
                                                         35,798    16,357    74,206    24,711   141,287                  292,359
                                                      ---------   -------   -------    ------   -------       -----   ----------
           Total additions ........................     123,018    16,357   144,600    60,123   268,233       2,701      615,032
                                                      ---------   -------   -------    ------   -------       -----    ---------
DEDUCTIONS:
  Net depreciation in fair value of investments ...               (23,489)                                               (23,489)
  Benefits paid to participants ...................    (173,976)  (22,082)  (64,191)  (45,801) (264,556)     (7,331)    (577,937)
  Administrative expenses .........................     (11,262)     (400)   (1,348)     (928)   (2,965)                 (16,903)
                                                      ---------   -------   -------   -------   -------      ------   ----------
          Total deductions ........................    (185,238)  (45,971)  (65,539)  (46,729) (267,521)     (7,331)    (618,329)
                                                      ---------   -------   -------   -------   -------      ------   ----------

          Net increase (decrease) before transfers      (62,220)  (29,614)   79,061    13,394       712      (4,630)      (3,297)

FUND TRANSFERS NET ................................      10,470    37,753    29,848     4,163   (93,787)     11,553
                                                      ---------   -------   -------   -------   -------      ------   ----------
INCREASE (DECREASE) IN NET ASSETS .................     (51,750)    8,139   108,909    17,557   (93,075)      6,923      (3,297)

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1995 ...............................   1,491,336   147,482   293,166   254,242   854,170      25,580   3,065,976
                                                      ---------   -------   -------   -------   -------      ------   ---------
NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1996 ...............................  $1,439,586  $155,621  $402,075  $271,799  $761,095     $32,503  $3,062,679
                                                      =========   =======   =======   =======   =======      ======   =========

See the accompanying notes to financial statements

NATIONAL AUTO CREDIT, INC.
401(K) SAVINGS AND RETIREMENT PLAN & TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1996 AND 1995
AND THE YEAR ENDED DECEMBER 31, 1996
----------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following is a brief description of the National Auto Credit, Inc. 401(k) Savings and Retirement Plan & Trust (the "Plan"). Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan, which became effective January 31, 1972, and as amended February 1, 1989 and January 1, 1994, is a defined contribution plan which covers substantially all employees of National Auto Credit, Inc. and subsidiaries (the "Company"). Employees, other than temporary, are eligible to participate upon completion of one year of service and attainment of the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      CONTRIBUTIONS AND PARTICIPANT ACCOUNTS - Participants may elect to make a pre-tax compensation deduction ranging from 1% to 15% (subject to certain limitations). National Auto Credit, Inc. (the Plan Sponsor) provided a matching contribution of 50% and 20% of the employees' first 4% of salary reduction for the years ended December 31, 1996 and 1995, respectively. Additionally, the Plan Sponsor may make a discretionary profit sharing contribution based upon a percentage of participant's eligible compensation. The Plan also provides that this discretionary amount may be funded by the forfeited amounts of employees who have withdrawn from the Plan. Each participant's account is credited with the participant's contribution and allocations of the Plan sponsor's contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

      INVESTMENTS - Participants elect to invest their and the employer's contributions in one or more of the Plan's five funds. Key Trust Company of Ohio, N.A. ("Key Trust", the Trustee) maintains separate accounts for each participant and invests his or her contributions as directed into the following funds:

      - GUARANTEED INVESTMENT CONTRACT FUND - The assets of this fund are invested in the Key Trust EB Managed Guaranteed Investment Contract Fund which is a diversified portfolio of insurance company investment contracts augmented by U.S. government securities and money market instruments. Assets may also be invested on an interim basis in a Key Trust money market fund.

      - CORPORATION STOCK FUND - This fund is principally invested in National Auto Credit, Inc. common stock. Assets may also be invested on an interim basis in a Key Trust money market fund. Purchases or sales of common stock of National Auto Credit, Inc. during 1996 were not material.

      - STOCK INDEX FUND - The assets of this fund are invested in the Victory Stock Index Fund which is a diversified portfolio of common stocks included in the Standard & Poor's 500 Index, Standard & Poor's stock index futures contracts, and other derivative securities designed to replicate the Standard & Poor's 500 Index. Assets may also be invested on an interim basis in a Key Trust money market fund.

      - BALANCED FUND - The assets of this fund are invested in the Victory Balanced Fund which is a diversified portfolio of common stock and fixed income securities or collective funds holding these securities, effecting modest changes in the allocation between these asset classes as their relative attractiveness changes. Assets may also be invested on an interim basis in a Key Trust money market fund.

      - FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND - The assets of this fund are invested in the Fidelity Advisor Growth Opportunities Fund which consists primarily of securities of companies that have long-term growth potential. Assets may also be invested on an interim basis in a Key Trust money market fund.

      VESTING - Each participant is fully vested for his or her own salary reduction contributions to the Plan. With respect to the employer matching and discretionary contributions, participants become 20% vested after three years of service increasing by increments of 20% for each additional year thereafter, becoming 100% vested after seven years of service.

      FORFEITURES - Forfeited non-vested amounts totalled $5,693 for the year ended December 31, 1996. Forfeitures are maintained within the Plan and may be used to reduce the Plan Sponsor's discretionary contribution. No forfeitures were used for this purpose in 1996.

      BENEFIT PAYMENTS - Participants are entitled to receive the balance held in their account upon reaching age 65. If participants terminate employment prior to reaching this age, such participants may elect to receive either a lump-sum amount equal to their vested interests in their account (which is automatic if the value of their account is less than $3,500) or to receive their payments in installments over any period not extending beyond the life expectancy of the participant and his or her beneficiary.

      ADMINISTRATIVE COSTS - Costs and fees incurred in administering the Plan are paid by the Plan or the Company, as determined by the Company, subject to limitations under ERISA.

      PARTICIPANT LOANS - The Plan allows participants to borrow a minimum of $1,000 and up to 50% of their vested account balance. Loans may have a term of up to five years. However, the term can be extended to ten years if the loan is used to acquire or construct a principal residence of the participant. A participant may only have one loan outstanding. The interest rate on loans is prime plus 1% and is fixed at the time the loan is made.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual amounts could differ from those estimates.

      INVESTMENTS AND INVESTMENT INCOME - Investments in National Auto Credit, Inc. common stock are valued on the basis of the closing price on the last trading day of the year. Mutual funds are valued at current net asset value as determined by the Trustee based upon the market values of the underlying assets of the fund. The Guaranteed Investment Contract Fund is valued at contract value which approximates its fair value. The money market funds are stated at cost, which, due to their nature, approximates their fair value. Participant loans are valued at cost which approximates their fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

3.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated March 29, 1995, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                   * * * * * *

NATIONAL AUTO CREDIT, INC.
401(K) SAVINGS AND RETIREMENT PLAN & TRUST

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

--------------------------------------------------------------------------------------------------------------------------

(a)                     (b)                                      (c)                           (d)              (e)

                IDENTITY OF ISSUER,
                 BORROWER, LESSOR                            DESCRIPTION                                      CURRENT
                 OR SIMILAR PARTY                           OF INVESTMENT                     COST             VALUE

*     Key Trust Company of Ohio, N.A.         125,769.212 shares of EB Managed
                                                Guaranteed Investment Contract
                                                Fund                                      $     1,327,897   $   1,439,580

*     National Auto Credit, Inc.              12,571 shares of National Auto
                                                Credit, Inc. common stock                         145,706         150,852

*     Victory Broker Dealer Services, Inc.    26,417.345 shares of Victory Stock
                                                Index Fund                                        306,794         402,072

*     Victory Broker Dealer Services, Inc.    22,079.348 shares of Victory
                                                Balanced Fund                                     226,835         271,797

      Fidelity Investments                    21,560.645 shares of Fidelity Advisor
                                                Growth Opportunities Fund                         602,240         761,091

*     Key Trust Company of Ohio, N.A.         Employee Benefits Money
                                                Market Fund                                         4,748           4,748

*     Various participants in the Plan        3 to 10 year loans to participants
                                                with annual interest rates ranging
                                                from 9.5% to 10%                                                   32,503
                                                                                                             ------------

      TOTAL                                                                                                 $   3,062,643
                                                                                                            =============


      *  Party in interest

NATIONAL AUTO CREDIT, INC.
401(K) SAVINGS AND RETIREMENT PLAN & TRUST

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996




---------------------------------------------------------------------------------------------------------------
            (a)                          (b)                             (c)            (d)           (e)


        IDENTITY OF                    DESCRIPTION                     PURCHASE       SELLING        LEASE
       PARTY INVOLVED                   OF ASSETS                       PRICE          PRICE         RENTAL

SERIES OF TRANSACTIONS:

Key Trust Co. of Ohio     Employee Benefits Money Market Fund             N/A        $ 617,686        N/A

Key Trust Co. of Ohio     Fidelity Advisor Growth Opportunities Fund      N/A          356,845        N/A

Key Trust Co. of Ohio     Employee Benefits Money Market Fund         $ 610,139          N/A          N/A

Key Trust Co. of Ohio     Guaranteed Investment Contract Fund             N/A          178,652        N/A





--------------------------------------------------------------------------------------------------------------------------------
            (a)                          (b)                             (f)            (g)             (h)            (i)
                                                                         EXPENSES                     CURRENT VALUE     NET
                                                                         INCURRED      COST             ASSETS ON       GAIN
        IDENTITY OF                    DESCRIPTION                         WITH         OF            TRANSACTION       OR
       PARTY INVOLVED                   OF ASSETS                      TRANSACTION    ASSETS             DATE          (LOSS)


SERIES OF TRANSACTIONS:

Key Trust Co. of Ohio     Employee Benefits Money Market Fund            None       $ 617,686         $ 617,686        None

Key Trust Co. of Ohio     Fidelity Advisor Growth Opportunities Fund     None         338,398           356,845      $ 18,447

Key Trust Co. of Ohio     Employee Benefits Money Market Fund            None         610,139           610,139         N/A

Key Trust Co. of Ohio     Guaranteed Investment Contract Fund            None         173,826           178,652         4,826


NOTE: Reportable transactions are a single transaction or a series of transactions in the same issue that when aggregated, are in excess of 5% of the current value of Plan assets at the beginning of the Plan year.